Exhibit I

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS REPORTS
PRELIMINARY SECOND QUARTER RESULTS;
TEEKAY OFFSHORE TO RESTATE RESULTS
FOR ACCOUNTING UNDER SFAS 133

Highlights
•	Declared a cash distribution of $0.40 per unit for the second quarter

•	Generated distributable cash flow of $10.5 million, up from $6.8 million in the previous quarter

•	As previously announced, acquired an additional 25 percent interest in Teekay Offshore Operating L.P. (OPCO) and OPCO acquired two 2008-built Aframax lightering tankers from Teekay Corporation (Teekay) in June 2008

•	Teekay Offshore Partners will restate certain financial results to adjust its accounting for derivatives under SFAS 133. The preliminary results announced today do not reflect these restatements. The restatements will have no impact on distributable cash flow for any restated period
Hamilton, Bermuda, August 6, 2008 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) today reported preliminary second quarter 2008 financial results. The Partnership also announced today that it plans to restate financial results from the fourth quarter of 2006 through the end of the second quarter of 2008, including preliminary and previously announced results included in this earnings release, to adjust its accounting treatment for certain derivative transactions under the Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed below under “—Restatement of Financial Statements.” None of the results included in this earnings release reflect restatement adjustments.
Summary of Preliminary Results
The Partnership reported net income of $19.2 million for the quarter ended June 30, 2008, compared to net income of $3.7 million for the same period last year. In the second quarter of 2008, net income before non-controlling interest included non-cash gains of $41.2 million relating primarily to changes in fair value of interest rate swaps not qualifying for hedge accounting and deferred income tax recoveries, net of foreign currency translation losses. In the second quarter of 2007, net income before non-controlling interest included non-cash losses totaling $6.5 million relating primarily to foreign currency translation losses and deferred income tax expenses. Net voyage revenues(1) for the second quarter of 2008 increased to $162.5 million from $152.4 million in the same quarter of the prior year.
Net income for the six months ended June 30, 2008 was $19.7 million, compared to net income of $10.5 million for the same period last year. In the six months ended June 30, 2008, net income before non-controlling interest included non-cash gains of $35.2 million relating primarily to changes in fair value of interest rate swaps not qualifying for hedge accounting and deferred income tax recoveries, net of foreign currency translation losses. In the six months ended June 30, 2007, net income before non-controlling interest included non-cash losses totaling $6.9 million relating primarily to foreign currency translation losses, net of deferred income tax recoveries.
During the three months ended June 30, 2008, the Partnership generated $10.5 million of distributable cash flow(2), up from $6.8 million for the first quarter of 2008, primarily as a result of higher shuttle tanker utilization, fewer drydockings performed during the second quarter and increased cashflow as a result of the acquisition of an additional 25 percent interest in OPCO on June 18, 2008. On August 1, 2008, the Partnership declared a cash distribution of $0.40 per unit for the second quarter of 2008. The cash distribution is payable on August 14, 2008, to all unitholders of record on August 7, 2008.
The Partnership owns two shuttle tankers, one Floating Storage and Offtake (FSO) unit, and a 51 percent interest in OPCO, which owns and operates the world’s largest fleet of shuttle tankers, in addition to four FSO units, nine double-hull conventional oil tankers and two lightering vessels.

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

(2)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
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Acquisition of Additional Interest in OPCO
On June 18, 2008, Teekay Offshore purchased an additional 25 percent interest in OPCO from Teekay for $205 million. Concurrently, OPCO acquired from Teekay two 2008-built Aframax lightering tankers, specially designed to be used in ship-to-ship oil transfer operations, for a total cost of $106 million, including the assumption of $90 million of existing debt relating to the vessels. These tankers are currently employed on 10-year, fixed-rate, bareboat charters to Teekay’s 50 percent-owned joint venture company, Skaugen PetroTrans (with options exercisable by the charterer to extend up to an additional five years).
Also on July 18, 2008, Teekay Offshore completed a follow-on equity offering of its common units, generating $140.0 million in gross proceeds. On July 16, 2008, the underwriters exercised a portion of their 30-day over-allotment option, resulting in an additional $7.5 million in gross proceeds to Teekay Offshore.
Concurrently with the public offering, Teekay Offshore completed a private placement with Teekay, generating gross proceeds of $65.0 million. In total, Teekay Offshore raised gross equity proceeds of $216.8 million (including its general partner’s proportionate capital contribution), which were used to finance the acquisitions noted above.
As a result of these acquisitions, management anticipates recommending to the Board of Directors of the Partnership’s general partner an increase in the quarterly cash distribution rate in the range of 12 to 15 percent over the current annualized distribution of $1.60 per unit. If approved, this increase will be reflected in the third quarter’s distribution, which will be paid in November 2008.
Future Growth Opportunities
Teekay is obligated to offer Teekay Offshore shuttle tankers, FSO units, and Floating Production Storage and Offloading (FPSO) units it may acquire in the future, provided the vessels are servicing contracts of three or more years in length.
Shuttle Tankers
Teekay has four Aframax shuttle tanker newbuildings on order that are scheduled to deliver between the third quarter of 2010 and the third quarter of 2011. It is anticipated that these vessels will be offered to the Partnership and will be used to service either new long-term, fixed-rate contracts Teekay may be awarded prior to their delivery or OPCO’s contracts-of-affreightment in the North Sea.
FPSO Units
On July 9, 2008, Teekay completed the acquisition of the remaining 35.3 percent of Teekay Petrojarl ASA it did not previously own. Teekay Petrojarl is a leading operator of FPSO units, with four units operating in the North Sea and one unit operating in Brazil.
Based on a pre-existing agreement, Teekay is obligated to offer Teekay Offshore, within one year after having acquired 100 percent of Teekay Petrojarl, its interests in Teekay Petrojarl’s existing FPSO units that operate under charter contracts with remaining terms greater than three years. Teekay is also obligated to offer Teekay Offshore its interest in future FPSO projects with charter contracts greater than three years.
Teekay’s Remaining Interest in OPCO
Teekay may offer to Teekay Offshore additional limited partner interests in OPCO that Teekay owns. Teekay currently owns 49 percent of OPCO and Teekay Offshore owns the remaining 51 percent.
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Operating Results
The following table highlights certain financial information for Teekay Offshore’s three main segments: the shuttle tanker segment, the conventional tanker segment, and the FSO segment (Please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendix B for further details):

	Three Months Ended				Three Months Ended
	June 30, 2008				March 31, 2008
	(unaudited)				(unaudited)

	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
(in thousands of U.S. dollars)	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total

Net voyage revenues	121,624	22,780	18,067	162,471	114,506	21,205	16,698	152,409
Vessel operating expenses	32,438	6,152	7,380	45,970	29,215	5,959	6,312	41,486
Time-charter hire expense	32,262	—	—	32,262	33,646	—	—	33,646
Depreciation & amortization	23,168	5,019	7,560	35,747	22,551	4,891	5,104	32,546
Cash flow from vessel operations*	44,319	14,759	9,474	68,552	39,266	13,042	9,557	61,865

*	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
Shuttle Tanker Segment
Cash flow from vessel operations from the Partnership’s shuttle tanker segment increased to $44.3 million in the second quarter of 2008, compared to $39.3 million in the previous quarter, primarily due to an increase in shuttle tanker utilization and a decrease in the number of off-hire days as a result of less drydockings performed during the second quarter. Vessel operating expenses increased and time-charter hire expense decreased from the prior quarter primarily as a result of OPCO’s purchase of a previously in-chartered shuttle tanker in late March 2008. Vessel operating expenses also increased from the prior quarter due to the timing of repairs and maintenance expenditures scheduled to coincide with expected seasonal maintenance of offshore oil facilities in the North Sea.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s conventional tanker segment increased to $14.8 million in the second quarter of 2008, compared to $13.0 million in the previous quarter, primarily due to a scheduled drydock that was performed in the first quarter of 2008 and the inclusion of the results of the two lightering tankers acquired by OPCO in June 2008.
FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment in the second quarter of 2008 remained virtually unchanged from the previous quarter. Net voyage revenues increased primarily as a result of the reimbursement of specific crew costs as stipulated in the charter contract for one of the FSO units and foreign exchange fluctuations. Vessel operating expenses increased due to foreign exchange fluctuations and costs associated with a hose change-out on one of the FSO units in the second quarter. Depreciation and amortization increased due to a change in the estimated useful life of one of the FSO units.
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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet, including vessels owned by OPCO, as of July 31, 2008:

	Number of Vessels
	Owned		Chartered-in
	Vessels		Vessels	Total

Shuttle Tanker Segment	27	(1)	9	36
Conventional Tanker Segment	11	(2)	—	11
FSO Segment	5		—	5

Total	43		9	52

(1)	Includes five shuttle tankers in which OPCO’s ownership interest is 50%, and two shuttle tankers directly owned by Teekay Offshore, of which one is 50% owned.

(2)	Includes two lightering tankers acquired by OPCO in June 2008.
Liquidity
As of June 30, 2008, the Partnership had total liquidity of $258.8 million, comprised of $113.0 million in cash and cash equivalents and $145.8 million in undrawn revolving credit facilities.
Restatement of Financial Statements for Accounting under SFAS 133
The Partnership plans to restate financial results from the fourth quarter of 2006 through the end of the second quarter of 2008, including preliminary and previously announced results included in this earnings release, to adjust its accounting treatment for certain derivative transactions under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.
The restatements will correct the Partnership’s accounting for certain of its interest rate swaps used in its hedging strategies to manage interest rate risks. To date, the Partnership has accounted for the applicable derivatives as hedging instruments in accordance with SFAS 133. The fair values of these derivatives was recorded as derivative assets and liabilities on the Partnership’s consolidated balance sheet, with the fair value changes each quarter recorded in accumulated other comprehensive income (loss). The Partnership recently discovered that since the fourth quarter of 2006, certain of its derivatives did not qualify for hedge accounting treatment under SFAS 133 because aspects of the Partnership’s hedge documentation did not meet the strict technical requirements of the standard. Accordingly, the Partnership will recognize the changes in the fair value of these derivatives through the statement of income rather than as a component of accumulated other comprehensive income (loss) on the Partnership’s consolidated balance sheet and statement of changes in Partners’ equity.
The Partnership believes that the applicable derivative transactions were consistent with its risk management policies and that its overall hedging strategy continues to be sound. The change to the accounting treatment for these transactions will not affect the economics of the derivative transactions nor the Partnership’s cash flows, distributable cash flow, liquidity or total partners’ equity at June 30, 2008. However, the restatements will result in greater fluctuations in reported net income (loss) for the restated periods and will affect the preliminary financial results announced today for the three- and six-month periods ended June 30, 2008. The Partnership will finalize restatement amounts for the current period and applicable previous periods as soon as practicable and will release restated results and file amendments to its previous filings with the U.S. Securities and Exchange Commission as required. Accordingly, the Partnership’s previously reported financial statements for the periods from 2006 to the first quarter of 2008 should not be relied upon and the financial results included in this earnings release, which do not reflect the accounting adjustments described above, should be considered preliminary. Ernst & Young LLP, the Partnership’s independent registered public accounting firm, will complete its review of the financial statements as at June 30, 2008 and for the three- and six-month periods ended June 30, 2008 and 2007 following the completion of the restatements noted above.
The Audit Committee of the Partnership’s general partner has discussed the matters related to the restatement with Ernst & Young LLP.
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About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 51 percent interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 34 shuttle tankers (including 9 chartered-in vessels), four FSO units, nine double-hull conventional oil tankers and two lightering vessels. In addition, Teekay Offshore Partners L.P. has direct ownership interests in two shuttle tankers and one FSO unit. Teekay Offshore Partners also has rights to participate in certain FPSO opportunities.
Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.
Earnings Conference Call
The Partnership plans to host a conference call at 12:00 p.m. ET on Friday, August 8, 2008, to discuss the Partnership’s results and the outlook for its business activities. All unitholders and interested parties are invited to participate in the conference call by dialing (866) 322-1159 or (416) 640-3404 and quoting confirmation 8043288, or listen to the live conference call through the Partnership’s web site at www.teekayoffshore.com. The Partnership plans to make available a recording of the conference call until midnight August 15, 2008 by dialing (888) 203-1112 or (647) 436-0148, and entering access code 8043288 or via the Partnership’s web site until September 8, 2008.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekayoffshore.com
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TEEKAY OFFSHORE PARTNERS L.P.
PRELIMINARY SUMMARY CONSOLIDATED STATEMENTS OF INCOME(1)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2008	2008	2007	2008	2007

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	222,282	203,786	189,189	426,068	379,941

OPERATING EXPENSES
Voyage expenses	59,811	51,377	36,805	111,188	71,340
Vessel operating expenses	45,970	41,486	33,559	87,456	63,778
Time-charter hire expense	32,262	33,646	36,473	65,908	74,588
Depreciation and amortization	35,747	32,546	29,033	68,293	57,624
General and administrative	15,869	15,594	16,248	31,463	31,422

	189,659	174,649	152,118	364,308	298,752

Income from vessel operations	32,623	29,137	37,071	61,760	81,189

OTHER ITEMS
Interest expense(2)	17,860	(23,967)	(17,553)	(6,107)	(36,062)
Interest income	1,051	1,249	1,347	2,300	2,484
Income tax recovery (expense)	5,942	(197)	(532)	5,745	3,374
Foreign exchange loss	(533)	(3,338)	(5,797)	(3,871)	(9,957)
Other income — net	2,314	2,626	2,582	4,940	5,301

Net income before non-controlling interest	59,257	5,510	17,118	64,767	46,329
Non-controlling interest	(40,023)	(5,030)	(13,404)	(45,053)	(35,783)

Net income	19,234	480	3,714	19,714	10,546

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
– Basic and diluted	11,151,648	9,800,000	9,800,000	10,475,824	9,800,000
Weighted-average number of subordinated units outstanding
– Basic and diluted	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000
Weighted-average number of total units outstanding
– Basic and diluted	20,951,648	19,600,000	19,600,000	20,275,824	19,600,000

(1)	The Partnership plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under the Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed above under “—Restatement of Financial Statements.” Results exclude accounting corrections related to SFAS 133.

(2)	During the three months ended June 30, 2008, includes $36.0 million of unrealized gains from interest rate swaps. This amount is non-cash and hence, does not affect the Partnership’s cash flows or the calculation of distributable cash flow.
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TEEKAY OFFSHORE PARTNERS L.P.
PRELIMINARY SUMMARY CONSOLIDATED BALANCE SHEETS(1)
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2008	December 31, 2007

	(unaudited)	(unaudited)

ASSETS
Cash and cash equivalents	113,021	121,224
Other current assets	112,456	107,172
Vessels and equipment	1,751,281	1,662,865
Other assets	80,379	92,622
Intangible assets	50,323	55,355
Goodwill	127,113	127,113

Total Assets	2,234,573	2,166,351

LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	56,596	50,540
Advances from affiliates	9,472	—
Current portion of long-term debt	96,988	64,060
Current portion of derivative instruments	17,377	5,277
Long-term debt	1,521,519	1,453,407
Other long-term liabilities	111,168	120,453
Non-controlling interest	244,219	391,645
Partners’ equity	177,234	80,969

Total Liabilities and Partners’ Equity	2,234,573	2,166,351

(1)	The Partnership plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed above under “—Restatement of Financial Statements.” Results exclude accounting corrections related to SFAS 133.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — PRELIMINARY RECONCILIATION OF NON-GAAP FINANCIAL MEASURE(1)
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash expenses, estimated maintenance capital expenditures, gains and losses on vessel sales, change in fair value of interest rate swaps not qualifying for hedge accounting, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by United States generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by United States generally accepted accounting principles. The table below reconciles distributable cash flow to net income.

Three Months Ended
June 30, 2008

(unaudited)

Net Income	19,234
Add:
Depreciation and amortization	35,747
Non-controlling interest	40,023
Foreign exchange and other, net	680
Less:
Change in fair value of interest rate swaps not qualifying for hedge accounting	(35,976)
Income tax recovery	(5,942)
Estimated maintenance capital expenditures	(19,951)

Distributable Cash Flow before Non-Controlling Interest	33,815
Non-controlling interests’ share of DCF	(23,319)

Distributable Cash Flow	10,496

(1)	The Partnership plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed above under “—Restatement of Financial Statements.” Results exclude accounting corrections related to SFAS 133, which will not impact the Partnerships total distributable cash flow.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B — PRELIMINARY SUPPLEMENTAL SEGMENT INFORMATION(1)
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2008
	(unaudited)

	Shuttle	Conventional
	Tanker	Tanker	FSO
	Segment	Segment	Segment	Total

Net voyage revenues(2)	121,624	22,780	18,067	162,471
Vessel operating expenses	32,438	6,152	7,380	45,970
Time-charter hire expense	32,262	—	—	32,262
Depreciation and amortization	23,168	5,019	7,560	35,747
General and administrative	12,787	1,869	1,213	15,869

Income from vessel operations	20,969	9,740	1,914	32,623

	Three Months Ended March 31, 2008
	(unaudited)

	Shuttle	Conventional
	Tanker	Tanker	FSO
	Segment	Segment	Segment	Total

Net voyage revenues(2)	114,506	21,205	16,698	152,409
Vessel operating expenses	29,215	5,959	6,312	41,486
Time-charter hire expense	33,646	—	—	33,646
Depreciation and amortization	22,551	4,891	5,104	32,546
General and administrative	12,561	2,204	829	15,594

Income from vessel operations	16,533	8,151	4,453	29,137

(1)	The Partnership plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed above under “—Restatement of Financial Statements.” Results exclude accounting corrections related to SFAS 133.

(2)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s estimated increases in cash distributions to unitholders; the Partnership’s future growth prospects; the potential for Teekay to offer up to four Aframax shuttle tanker newbuildings either with new long-term fixed-rate contracts, or to service the contracts-of-affreightment in the North Sea; the potential for Teekay to offer Teekay Petrojarl’s existing FPSO units; the potential for Teekay to secure future FPSO projects through wholly-owned subsidiary, Teekay Petrojarl ASA; the potential for Teekay to offer to Teekay Offshore additional limited partner interests in OPCO; the Partnership’s exposure to foreign currency fluctuations, particularly in Norwegian Kroner; and the timing of the Partnership’s determination of restated results for prior periods and the effect of restatements on prior period results. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure of Teekay Offshore GP LLC to authorize the proposed increase to the cash distributions; changes in production of offshore oil, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership or OPCO to renew or replace long-term contracts; the failure of Teekay to offer additional interests in OPCO to Teekay Offshore; required approvals by the board of directors of Teekay and Teekay Offshore, as well as the conflicts committee of Teekay Offshore to acquire additional interests in OPCO; the Partnership’s ability to raise financing to purchase additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; the determination of the Partnership’s restatement of prior period results; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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